Exhibit 3.4
AMENDMENT
TO THE
THIRD AMENDED AND RESTATED BY-LAWS
OF
AVID TECHNOLOGY, INC.

This Amendment to the Third Amended and Restated By-laws (the “By-Laws”) of Avid Technology, Inc., a Delaware corporation, hereby amends the By-Laws in the following respects:

1.Amendment to Article III Section 1. Article III Section 1 (Number and Election of Directors) of the By-Laws is hereby amended by deleting the section in its entirety and replacing it with the following”
Section 1.     Number and Election of Directors. The Board of Directors shall consist of not less than three nor more than fifteen members, the exact number of which shall be fixed from time to time by a majority of the Board of Directors then in office. The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. At each Annual Meeting of Stockholders, successors to the class of directors whose term expires at that Annual Meeting shall be elected for a three-year term and until their successors are duly elected and qualified. Notwithstanding the foregoing, effective as of the Annual Meeting of Stockholders to be held in 2020 (the “2020 Annual Meeting”), and at each Annual Meeting of Stockholders thereafter, subject to the rights granted to holders of any series of Preferred Stock to elect additional directors under specified circumstances, each director elected at and after the 2020 Annual Meeting shall be elected for a term expiring at the next succeeding Annual Meeting of Stockholders and until such director’s successor shall have been elected and qualified; provided, however, that any director who prior to the 2019 Annual Meeting was elected to a term that continues beyond the date of the 2019 Annual Meeting (such term, a “Classified Term”), shall continue to serve as a director for the remainder of his or her elected Classified Term or until his or her death, resignation, disqualification or removal (each such director, including any director appointed to fill a vacancy caused by the death, resignation, disqualification, removal or other cause of such director, a “Continuing Classified Director”; provided that any such director shall cease to be a Continuing Classified Director upon the expiration of the Classified Term to which he or she was most recently elected or appointed). As a result, effective as of the annual meeting of stockholders in 2022, the Board will no longer be classified under Section 141(d) of the General Corporation Law of the State of Delaware and directors shall no longer be divided into classes. Directors need not be stockholders.

2.Amendment to Article III Section 2. Article III Section 2 (Vacancies) of the By-Laws is hereby amended by deleting the section in its entirety and replacing it with the following:
Section 2.    Vacancies. Any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring on the Board of Directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy resulting from an increase in the number of directors shall hold office until the next annual meeting of stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

Except as specifically amended above, the By-Laws shall remain the same and in full force and effect.
Adopted as of May 2, 2019.